UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated July 10, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals (the "Company") Announces
Approval of Application for Listing the Company's Shares on the NASDAQ

In keeping with the Company's report on June 4, 2012 regarding the filing of an application for relisting the Company's American Depositary Receipts ("ADRs") for trading on the NASDAQ Stock Market, the Company is hereby pleased to announce that last night the Company's management received notice from the NASDAQ staff that on July 5, 2013, the NASDAQ Admissions Committee approved the Company's application and that its ADRs will be relisted for trading on NASDAQ.

Since the Company is an SEC registrant and continued to file periodic reports to the SEC even during the period in which it was traded OTC in the United States, the Company is not required to file any registration document with the SEC for the relisting.

Once the relisting of the Company's ADRs, which had been previously traded OTC in the United States, on the NASDAQ is completed, they will begin trading at a 20:1 ratio (20 Ordinary shares of the Company represent one ADR) under the stock symbol "XTLB".

The Company's board of directors and management view the relisting of the Company on NASDAQ as a significant step which will enhance the Company's exposure to the US markets and improve its accessibility for foreign private and institutional investors and consequently, the market liquidity of the Company's securities.

The Company estimates that the relisting of its ADRs on the NASDAQ will be completed in the coming week and the Company will file a report once the date of initiation of trading of its securities on NASDAQ becomes known.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds more than 30% in Proteologics Ltd. (TASE: PRTL), a drug discovery company, and controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

The Company's estimate of the potential exposure to foreign markets as a result of the trade on the NASDAQ and of the potential enhancement of the market liquidity of the Company's securities, if at all, represents forward-looking information, as defined in the Israeli Securities Law, 1968, and is based on management's expectations as of the date of this report. The realization of the Company's estimates and expectations is affected by factors which cannot be anticipated and which are not under the Company's control. It is possible that in practice, the accessibility of the Company's securities to foreign private and institutional investors will not be enhanced and/or the market liquidity of the Company's securities will not increase, among others, due to various factors which are not under the Company's control, market terms, investor preferences etc.

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: July 10, 2013	By: /s/ David Grossman
David Grossman
Chief Executive Officer

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